SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”) pursuant to the provisions of article 30, item XXX of CVM Instruction No 480/09, hereby informs its shareholders and the market in general that, in a meeting held today, the Board of Directors approved changes of Audit Committee members, which is now composed as follows:

•           Eduardo de Freitas Teixeira – Coordinator

Mr. Teixeira was elected to be an independent member of our Board of Directors in April 2020. He has a Master’s degree in Economics from the Federal University of Rio de Janeiro and an undergraduate degree in Economics from the same institution. He is currently a member of the Board of Directors of Empresa Metropolitana de Águas e Energia (EMAE). He started his career as an employee of the Brazilian Central Bank in 1977, remaining in that institution until 1998. He was also a member of the Board of Directors of Viracopos from 2015 to 2018, Chief Finance Officer and member of the Board of Directors of HRT Participações (currently PetroRio) from 2009 to 2012, member of the Board of Directors of Itaipú Binacional from 1990 to 1991, Chairman of the Board of Directors and CEO of Petrobrás from 1990 to 1991, Chairman of the Board of Directors of Banco do Brasil in 1990, member of the Fiscal Council of Banco do Brasil from 1987 to 1989 and the Brazilian Federal Savings Bank from 1986 to 1988. In the public sector, Mr. Teixeira served as Minister of State for Infrastructure and member of the National Monetary Council in 1991, Executive Secretary of the Ministry of Economy in 1990 and Deputy Secretary for Economic Affairs of the Ministry of Finance from 1985 to 1988.

•           Reinaldo Guerreiro – Financial Expert

Mr. Guerreiro has been an independent member of our Board of directors since January 2007. He holds a doctorate in Accounting and Controllership, a Master’s degree in Accounting and Controllership and a Bachelor’s degree in Accounting Sciences, all of them from the Business, Economics and Accounting School at the University of São Paulo (FEA - USP). As a professor of FEA-USP, he was Director and currently is the Deputy Head of the Accounting Department. As a Brazilian National Council for Scientific and Technological Development (CNPq) researcher, he has authored books in management accounting and has published various scientific articles in domestic and international magazines. Mr. Guerreiro was a member of our Audit Committee from January 2007 to May 2017. He is currently President of Audit Committee of Petrobras Gás S.A. (Gaspetro). He is also a specialized consultant in financial management and has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies, such as Banco do Brasil, Caixa Econômica Federal, Previ, Correios and for the São Paulo State Government - GESP.

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•           Francisco Vidal Luna – Member

Mr. Luna has been an independent member of our Board of directors since April 2013 and was a member of our Audit Committee from April 2013 to September 2016. He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor of the same university. He was member of the Board of Directors of BNDES. In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo. He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles. In the private sector, he was the Executive Chairman of Banco Inter American Express S.A. He is currently a member of the Board of Directors and Chairman of the Audit Committee of Desenvolve SP, member of the Audit Committee of the Petrobrás Conglomerate, a member of the Board of Trustees of the Fundação Faculdade de Medicina - FFM and a member of the Board of Trustees of FIPE - Fundação Instituto de Pesquisas Econômicas.

São Paulo, May 14, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 14, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.